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                                                                EXHIBT (A)(5)(F)

November 19, 2001


Dear Unitholder:

I am pleased to report that we have been successful in purchasing approximately 5,900 limited partnership units representing about 32% of the total units. For those of you who tendered your units, you should be receiving a check for $400 per unit tendered in the next several days.

At the request of many of you who have experienced difficulties with the mail or other problems in tendering your units, we have extended the period of time for you to tender units through December 14, 2001. As additional units are tendered, you will receive payment promptly. I have enclosed our press release announcing the extension of the tender offer.

Instead of providing us with the requested evidence of their ability and commitment to close on their highly conditional offer to purchase properties in our partnership, we received a letter from Vintage modestly increasing their offer price. We responded to Vintage, as we have done before, by stating that they need to provide us with evidence of their ability to finance the purchase and make a substantial nonrefundable earnest money deposit. We believe that if you are seeking liquidity for your units, our tender continues to be the most attractive alternative.

If you should have any questions about the extension of the tender offer, please feel free to call Georgeson Shareholder Communications, Inc., at (800) 223-2064 or Ms. Connie Lester at (714) 435-4338.

Thank you for your support.

Sincerely,



Douglas M. Pasquale
Chairman and Chief Executive Officer

DMP/ps

Enclosure